OmniAb, Inc.

5980 Horton Street, Suite 600

Emeryville, California 94608

December 14, 2023

VIA EDGAR

Margaret Schwartz

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OmniAb, Inc.

Registration Statement on Form S-3

File No. 333-275966

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of OmniAb, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on December 18, 2023, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Anthony Gostanian of Latham & Watkins LLP at (858) 523-3969. Thank you for your assistance and cooperation in this matter.

Sincerely,

OMNIAB, INC.

By:	/s/ Kurt Gustafson
Kurt Gustafson
Chief Financial Officer

cc:	Matthew W. Foehr, OmniAb, Inc.

Charles Berkman, OmniAb, Inc.

Matthew T. Bush, Latham & Watkins LLP